

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 1, 2013

<u>Via E-mail</u>
Mr. William C. Denninger
Chief Financial Officer
Kaman Corporation
1332 Blue Hills Avenue
Bloomfield, Connecticut 06002

> **RE:** **Kaman Corporation**
> **Form 10-K for the Year Ended December 31, 2012**
> **Filed February 25, 2013**
> **File No. 1-35419**

Dear Mr. Denninger:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Year Ended December 31, 2012</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings, if applicable.

<u>Backlog, page 4</u>

2. Please disclose the amounts of backlog that are firm but not yet funded in total and for each segment. To the extent material, please disclose the amount of backlog related to uncompleted contracts for which you have recorded a provision for estimated losses. Refer to Item 101(c)(1)(viii) of Regulation S-K.

Management's Discussion and Analysis

Outlook, page 25

3. You present projected free cash flow amounts for 2013. Please present the most directly comparable GAAP financial measures and provide a quantitative reconciliation of the differences between the non-GAAP and GAAP financial measures, to the extent available without unreasonable efforts pursuant to Item 10(e)(1)(i)(b). If the GAAP financial measure is not accessible on a forward-looking basis, you should disclose that fact and provide reconciling information that is available without an unreasonable effort. Furthermore, you should identify information that is unavailable and disclose its probable significance. Refer to SEC Release No. 33-8176.

4. Your discussion of consolidated and segment results of operations lists multiple factors which contributed to material fluctuations in a line item. Please quantify the impact of each significant factor which contributed to material fluctuations in a line item in both your discussion of consolidated and segment results of operations. Refer to Items 303(a)(3)(i) and (iii) of Regulation S-K as well as Financial Reporting Codification 501.04.

Liquidity and Capital Resources, page 35

5. Please expand your disclosures to discuss the underlying reasons for changes in working capital components, with specific discussions for account receivable, inventories, accounts payable and accrued expenses. Given the impact that changes in your accounts receivables and inventories have had on your cash flows from operations, please also consider whether a discussion of financial measures such as days sales outstanding and days sales in inventory would be relevant to a reader of your financial statements. See Section IV.B of the SEC Interpretive Release No. 33-8350.

Critical Accounting Estimates

Goodwill and Other Intangible Assets, page 43

6. In the interest of providing readers with a better insight into management's judgments in accounting for goodwill, please disclose the following:
    *   How you weight each of the methods used to value goodwill, including the basis for that weighting; and
    *   How the methodologies used for valuing goodwill in the current year have changed since the prior year, including whether there were changes in the weighting of each of the methods used to value goodwill.

Financial Statements

Statements of Operations, page 57

7. Please separately present the amount of revenues and corresponding costs of sales for services provided, if material. Refer to Rule 5-03 of Regulation S-X.

Note 1. Summary of Significant Accounting Policies

Revenue Recognition, page 61

8. Please disclose the amount of revenue recorded related to claims for each period presented pursuant to ASC 605-35-50-6, if material.

9. Please tell us what consideration you gave to separately presenting your provision for anticipated contract losses on the balance sheet pursuant to ASC 605-35-45-2.

Note 4. Accounts Receivable, Net, page 67

10. Please provide all the disclosures required by Rule 5-02.3(c)(1) of Regulation S-X, including the disclosures related to retainages receivable.

Note 11. Debt

Convertible Notes, page 76

11. The table on page 77 presents a conversion rate, conversion price, and contingent conversion price. Please expand your disclosures to better explain each of these amounts, including how they are calculated.

Note 17. Computation of Earnings Per Share, page 91

12. The weighted average shares outstanding for purposes of determining diluted earnings per share only includes 35,000 shares for the year ended December 31, 2012 and 31,000 shares for the year ended December 31, 2011 related to the exercise of convertible notes. Please expand your disclosures to address how you determine the number of shares to include in your determination of diluted earnings per share related to the convertible notes. It appears that you may be assuming cash settlement for the principal amount of the convertible notes for purposes of determining diluted earnings per share. If so, please clarify in your disclosures and provide us with a comprehensive explanation as to how you were able to overcome the presumption that these notes would be settled in shares.

Note 19. Segment and Geographical Information, page 95

13. Please provide the product and services disclosures required by ASC 280-10-50-40.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these comments, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief